Exhibit 99.1

SUZANO S.A.

NOTICE TO FIBRIA OVERSEAS FINANCE LTD.’S BONDHOLDERS

August 22, 2023 - Suzano S.A. hereby announces that today its wholly owned subsidiary Fibria Overseas Finance Ltd. proposes to transfer all or substantially all of its assets and liabilities to Suzano International Finance B.V., a limited liability company incorporated under the laws of the Netherlands, having its corporate seat at Amsterdam, also wholly owned by Suzano S.A. As a result, Suzano International Finance B.V. will assume all the obligations of Fibria Overseas Finance Ltd. under the 4.000% notes due 2025 (the “2025 Notes”) and the 5.500% notes due 2027 (the “2027 Notes”), each guaranteed by Suzano S.A., pursuant to supplemental indentures to be entered into among the Fibria Overseas Finance Ltd., as retiring issuer, Suzano International Finance B.V., as successor issuer, Suzano S.A., as guarantor, and Deutsche Bank Trust Company Americas, as trustee, in compliance with Sections 8.01 and 10.10(iii) of the applicable indentures. Suzano S.A. will continue to unconditionally and irrevocably guarantee the 2025 Notes and the 2027 Notes.

The proposed effective date for the transfer is September 1, 2023. Upon conclusion of the transaction, the 2025 Notes will have a new CUSIP N8438J AA6 and will trade under the new symbol SUZ /25 and the 2027 Notes will have new CUSIP N8438J AB4 and will trade under the new symbol SUZ /27.

With the conclusion of the transferring mentioned in this document, the Suzano further improves its financial, operational and corporate structure efficiency.

São Paulo, August 22, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer